February 11, 2025

Robert Karnes
President
BlackRock Monticello Debt Real Estate Investment Trust
50 Hudson Yards
New York, NY 10001

       Re: BlackRock Monticello Debt Real Estate Investment Trust
           Registration Statement on Form 10-12G
           Filed January 15, 2025
           File No. 000-56720
Dear Robert Karnes:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10
Item 1. Business
Borrowing Policies, page 19

1. We note your disclosure that you intend to target a leverage ratio of approximately
       60% to 80%, but that there could be periods when you may employ greater leverage. Please revise to clarify whether there is a limit on the maximum amount of
       indebtedness you may incur on a portfolio-wide basis.
Advisory Agreements, page 24

2. We note your disclosure that the description below of the Advisory Agreements is only a summary and is not necessarily complete. Please revise this disclaimer and confirm that you have provided a clear and complete description of the material terms of your advisory agreements.
 February 11, 2025
Page 2
Allocation of Investment Opportunities, page 30

3. We note your disclosure that Other Accounts with investment strategies that overlap with yours may be allocated investment opportunities, which the Advisors and their respective affiliates will seek to manage in a fair and equitable manner in their sole
       discretion in accordance with BlackRock and Monticello   s prevailing
policies and
       procedures. We also note that the Other Accounts refers to Other
BlackRock
       Accounts and Other Monticello Accounts. Please describe clearly these other accounts and how they compete with you.
Share Repurchase Plan, page 32

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on
       Blackstone Real Estate Income Trust, Inc. (Letter dated September 12,
2016), Rich
       Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II,
       Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc.
       (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of
       Corporation Finance, you may contact the Division   s Office of Mergers
and
       Acquisitions at 202-551-3440.
5. Please be advised that you are responsible for analyzing the applicability of
       Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption, you may contact the Division of Trading and Markets at 202-551-5777. Security Ownership of Certain Beneficial Owners, page 128

6. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by
       Monticello, or advise.
Certain Relationships and Related Transactions
Potential Conflicts of Interest, page 137

7. Please clarify which executive officers are also serving as officers at BlackRock
       Advisor and Monticello Advisor (in its capacity as your advisor).
Item 9. Market Price of and Dividends. . .
NAV and NAV Per Share Calculation, page 147

8. We note your disclosure that you will disclose the transaction price each month directly to financial intermediaries, and that the NAV per share for your various
 February 11, 2025
Page 3

       classes of shares may differ. Please revise to also explain how you plan to inform
       investors directly of the prior period   s NAV for the various classes
of shares.
Financial Statements and Exhibits, page 172

9. Please file final executed versions of your exhibits rather than merely forms of exhibits, as applicable.
General

10. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the
       Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
11. Please note that the Division of Investment Management is reviewing your filing and may have further comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Daniel B. Honeycutt, Esq.